SEC FILE NUMBER	001-33784

CUSIP NUMBER	80007P307

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SandRidge Energy, Inc.

Full Name of Registrant

Former Name if Applicable

123 Robert S. Kerr Avenue

Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of SandRidge Energy, Inc. (the “Company”) for the year ended December 31, 2015, could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures.

The Company has been engaged in discussions with certain stakeholders regarding strategic alternatives to reduce its indebtedness. On February 16, 2016, the Company elected to defer interest payments then due with respect to its 7.5% senior notes due 2023 and 7.5% senior convertible notes due 2023 (collectively, the “2023 Notes”). On March 15, 2016, within the 30-day interest payment grace period provided for in the indentures governing the 2023 Notes, the Company made payments of approximately $21.7 million in satisfaction of its obligations under the 2023 Notes. Further, on March 16, 2016, the Company made approximately $28.4 million in interest payments then due with respect to its 7.5% senior notes due 2021.

As a result of the uncertainty regarding potential strategic alternatives to reduce indebtedness, the Company expects that the report of the independent registered public accounting firm that accompanies the audited consolidated financial statements for the year ended December 31, 2015 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 will contain an explanatory paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern and certain debt obligations may be reclassified as current liabilities in the financial statements if deemed appropriate.

In consideration of the additional time required by management to consider the potential consequences of these discussions with stakeholders, and make appropriate revisions to the financial statements and disclosures included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, such Form 10-K cannot be filed within the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Philip T. Warman	405	429-5500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the fiscal year ended December 31, 2014 to the fiscal year ended December 31, 2015 that may be reflected in the financial statements to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

We, however, anticipate that total revenues and income from operations for the year ended December 31, 2015 will be significantly lower than the year ended December 31, 2014, as a result of significantly lower commodity prices, as well as moderate year-over-year growth in total production of 9 percent. Further as a result of significantly decreased oil prices, the Company incurred a full cost ceiling impairment charge of $4.5 billion for the year ended December 31, 2015.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below. The risks include, but are not limited to, unexpected changes arising during the annual audit procedures.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 filing includes “forward-looking statements.” All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

SandRidge Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2016	By	/s/ Philip T. Warman
Philip T. Warman Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).